Enterra Energy Trust to Hold Second Quarter 2007

Conference Call and Webcast

Calgary, Alberta – (Marketwire, July 26, 2007) – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) will host a conference call and webcast at 9:00 a.m. MDT (11:00 a.m. EDT), Wednesday, August 1, 2007 to discuss the Trust’s 2007 second quarter financial results.

To access the call, please dial 1-866-542-4236 or 416-641-6126.  A live audio webcast of the conference call will be available on the home page of our website at www.enterraenergy.com.

A replay of the conference call will be available until 11:59 p.m. MDT, Wednesday, August 8, 2007.  The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 1-800-408-3053 or 416-695-5800 , followed by passcode 3230186#.

For further information please contact:

Rhonda Bennetto

Kristin Mason

Manager, Investor Relations

Investor Relations Co-ordinator

Telephone: (403) 538-3233

Telephone: (403) 538-3573

(877) 263-0262

(877) 263-0262